SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended June 30, 2000 and for the For the quarter ended June 30, 2000

                           WSi INTERACTIVE CORPORATION
             (Exact name of registrant as specified in its charter)


    BRITISH COLUMBIA, CANADA              0-25860                   NONE
(State or other jurisdiction of   (Commission File Number)    (I.R.S. Employer
     incorporation)                                          Identification No.)


  Suite 200 - 1200 West Pender Street, Vancouver, BC                V6E 2S9
      (Address of principal executive offices)                     (Zip code)

Issuer's telephone number: (604) 681-4911

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   |X|              Form 40-F   |_|

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes   |_|             No  |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.

                                     FORM 61

                                QUARTERLY REPORT

Incorporated as part of:      |X|   Schedule A
                              |_|   Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER                            WSI INTERACTIVE CORPORATION

ISSUER ADDRESS                            200 - 1200 WEST PENDER STREET,
VANCOUVER,                                BRITISH COLUMBIA, V6E 2S9

ISSUER TELEPHONE NUMBER                   (604) 681-4911

CONTACT PERSON                            THEO SANIDAS

CONTACT'S POSITION                        PRESIDENT

CONTACT TELEPHONE NUMBER                  (604) 681-4911

FOR QUARTER ENDED                         JUNE 30, 2000

DATE OF REPORT                            SEPTEMBER 28, 2000


                                   CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"THEO SANIDAS"                                  00/10/03
----------------------------------              --------
NAME OF DIRECTOR      SIGN (TYPED)              DATE SIGNED (YY/MM/DD)

"MIKE DONALD"                                   00/10/03
----------------------------------              --------
NAME OF DIRECTOR      SIGN (TYPED)              DATE SIGNED (YY/MM/DD)

                      CONSOLIDATED FINANCIAL STATEMENTS

                      WSI INTERACTIVE CORPORATION

                      VANCOUVER, BRITISH COLUMBIA, CANADA

                      JUNE 30, 2000 AND 1999

                      1. AUDITORS' REPORT

                      2. CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

                      2. CONSOLIDATED BALANCE SHEETS

                      4. CONSOLIDATED STATEMENTS OF CASH FLOWS

                      5. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               BEDFORD CURRY & CO.
                              CHARTERED ACCOUNTANTS

                                                         MICHAEL J. BEDFORD INC.

                                AUDITORS' REPORT

To the Shareholders of WSi Interactive Corporation

We have audited the consolidated balance sheets of WSi Interactive Corporation as at June 30, 2000 and 1999 and the consolidated statements of earnings and deficit and cash flows for the year ended June 30, 2000 and for the six months ended June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2000 and 1999 and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia, Canada                         BEDFORD CURRY & CO.
September 28, 2000                                        CHARTERED ACCOUNTANTS

WSi Interactive Corporation

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Year ended June 30, 2000 and six months ended June 30, 1999

                                                       2000               1999
                                                   (12 Months)        (6 Months)
--------------------------------------------------------------------------------
REVENUE [Note 13] ..........................     $  6,007,375                --

EXPENSES

Direct costs ...............................        3,405,916                --
General and administrative .................        3,492,317            74,579
Amortization of capital assets .............          702,125                --
--------------------------------------------------------------------------------
                                                    7,600,358            74,579
--------------------------------------------------------------------------------
Net loss before other items ................       (1,592,983)          (74,579)

OTHER ITEMS

Write-off of license costs [Note 10] .......         (217,800)               --
Write-off of goodwill ......................               --           (36,341)
--------------------------------------------------------------------------------
NET LOSS ...................................       (1,810,783)         (110,920)

Deficit, beginning of period [Note 1] ......      (22,823,995)      (22,713,075)
--------------------------------------------------------------------------------
DEFICIT, end of period .....................     $(24,634,778)      (22,823,995)
================================================================================
LOSS PER SHARE .............................     $      (0.05)            (0.00)
================================================================================

WSi Interactive Corporation

CONSOLIDATED BALANCE SHEETS

June 30, 2000 and 1999

                                                                            2000                      1999
------------------------------------------------------------------------------------------------------------
ASSETS

Current

   Cash and cash equivalents ......................................     $  1,313,692               1,706,824
   Accounts receivable ............................................        2,364,938                 300,532
   Loans receivable [Note 3] ......................................          350,000                    --
   Prepaid expenses ...............................................          198,073                  45,956
------------------------------------------------------------------------------------------------------------
                                                                           4,226,703               2,053,312

Capital assets [NOTE 4] ...........................................        2,517,852                 217,586
Investments [NOTE 5] ..............................................        1,507,274                      --
Deferred development costs  [Note 6] ..............................          908,371                      --
------------------------------------------------------------------------------------------------------------
                                                                        $  9,160,200               2,270,898
============================================================================================================

LIABILITIES

Current

   Accounts payable and accrued expenses ..........................     $  1,646,752                 257,941
   Current portion of obligation under capital leases [NOTE 7] ....           18,422                      --
------------------------------------------------------------------------------------------------------------
                                                                           1,665,174                 257,941

Obligation under capital leases [Note 7] ..........................           50,156                      --
Amounts due to shareholder ........................................               --                  60,835
------------------------------------------------------------------------------------------------------------
                                                                           1,715,330                 318,776

SHAREHOLDERS' EQUITY

Share capital [Note 8] ............................................       32,079,648              22,779,187
Share subscriptions ...............................................               --               1,996,930

Deficit ...........................................................      (24,634,778)            (22,823,995)
------------------------------------------------------------------------------------------------------------
                                                                           7,444,870               1,952,122
------------------------------------------------------------------------------------------------------------
                                                                        $  9,160,200               2,270,898
============================================================================================================

APPROVED ON BEHALF OF THE BOARD:

"THEO SANIDAS"                                     "MIKE DONALD"
  Director                                           Director

WSi Interactive Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended June 30, 2000 and six months ended June 30, 1999

                                                           2000         1999
                                                       (12 months)   (6 months)
------------------------------------------------------------------------------
OPERATIONS

Net loss ............................................ $(1,810,783)    (110,920)
Add (deduct) items not involving cash
    Amortization of capital assets ..................     702,125           --
    Write-off of license costs ......................     217,800           --
    Write-off of goodwill ...........................          --       36,341
    Non-monetary exchanges [Note 13] ................  (2,228,625)          --
------------------------------------------------------------------------------
                                                       (3,119,483)     (74,579)
Net changes in non-cash working capital items:

    Increase in accounts receivable .................  (2,064,406)    (207,275)
    Increase in accounts payable ....................   1,388,811        5,039
    Increase in prepaid expenses and deposits .......    (152,117)          --
------------------------------------------------------------------------------
                                                       (3,947,195)    (276,815)
FINANCING

Issuance of share capital ...........................   7,303,531        5,000
Increase in obligations under capital leases ........      68,578         --
Share subscriptions, net of issuance costs ..........          --    1,996,930
Decrease in amounts due to shareholder ..............     (60,835)          --
------------------------------------------------------------------------------
                                                        7,311,274    2,001,930
INVESTING

Purchase of capital assets ..........................  (1,543,491)          --
Purchase of investments .............................    (955,349)          --
Increase in deferred development costs ..............    (908,371)          --
Increase in loans receivable ........................    (350,000)          --
Acquisition of subsidiaries, net of bank indebtedness          --      (32,808)
------------------------------------------------------------------------------
                                                       (3,757,211)     (32,808)
------------------------------------------------------------------------------
Increase (decrease) in cash .........................    (393,132)   1,692,307

Cash and cash equivalents, beginning of period ......   1,706,824       14,517
------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period ............ $ 1,313,692    1,706,824
==============================================================================

WSi Interactive Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended June 30, 2000 and six months ended June 30, 1999

1.  NATURE OF OPERATIONS  AND GOING CONCERN

WSi Interactive Corporation (the "Company"), incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange (previously on the Vancouver Stock Exchange) and on the OTC Bulletin Board in the United States. Subsequent to the year end the Company obtained a listing on the third segment of the Frankfurt Stock Exchange.

The Company is primarily engaged in the business of providing integrated marketing, web services and business development services to both internet and traditional businesses.

In June, 1999 the Company completed a reorganization which included changing its name from JSS Resources Inc. and changing its fiscal year from December 31 to June 30. It then acquired 100% of the shares of W.S.I. Management Group Inc. ("Management") pursuant to the transfer from existing shareholders of 15,000,000 common shares of the Company to the shareholders of Management, cash consideration of $40 and a finders fee of 150,000 common shares. Management owned all the issued and outstanding shares of Western Shores Direct Marketing Group Inc., Medianet Solutions Inc. and Targetpacks Enterprises Corp. The acquisitions were accounted for using the purchase method of accounting and goodwill of $36,341 was written-off as the amount was considered immaterial and not indicative of its economic value.

Prior to the acquisition of Management the Company had incurred losses of $22,713,075 for the period from incorporation to June 30, 1999 from previous business operations.

These consolidated financial statements have been prepared on the going concern basis. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year and, accordingly, it is possible that the company will be unable to continue as a going concern.

2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, D.N.S. Media.com Inc. and Stock Secrets Enterprises Ltd.

As at June 30, 1999, the Company's accounts included the wholly-owned subsidiaries, W.S.I. Management Group Inc., Western Shores Direct Marketing Group Inc., Targetpacks Enterprises Corporation and Medianet Solutions Inc. In March of 2000, these subsidiaries were wound-up under the Company Act (British Columbia) and continue to operate as divisions of the Company.

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

WSi Interactive Corporation

Year ended June 30, 2000 and six months ended June 30, 1999

2.  SIGNIFICANT ACCOUNTING POLICIES  (continued)

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset                           Basis                  Rate
--------------------------------------------------------------------------------
Computer software             Straight-line         33% - 100%
Computer hardware             Straight-line         33%
Office equipment, furniture
  and fixtures                Declining balance     20% - 30%
Automotive                    Declining balance     30%
Leasehold improvements        Straight-line         Over the term of the lease
                                                    and one renewal period.

One half of the above rates are used in the year of acquisition.

Investments - The Company makes investments in technology businesses. Such investments, where the Company does not exert significant influence, have been accounted for under the cost method whereby the investments are carried at cost. When, in the opinion of management, the cost of an investment is permanently impaired, the investment is written down to recognize the loss. Where the Company does exert significant influence, investments are accounted for under the equity method. Where the Company's initial investment is more than 20% but where plans are in place for the investee to issue additional securities that will dilute the ownership investment below 20%, such investments are accounted for using the cost method.

Development costs - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles. The development costs consists primarily of labour costs incurred in developing the Company's web businesses. Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period. Actual results could differ from those estimates.

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

WSi Interactive Corporation

Year ended June 30, 2000 and six months ended June 30, 1999

2.  SIGNIFICANT ACCOUNTING POLICIES  (continued)

Stock-based compensation - The Company has a stock-based compensation plan, which is described in note 8. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees in exercise of stock options or purchase of stock is credited to share capital.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Statement of cash flows - The Company has adopted the indirect method of reporting cash flows, under which the net cash flow from operations is reported by adjusting net income for the effects of non-cash items and changes in non-cash working capital balances.

3.  LOANS RECEIVABLE

Loans receivable includes a loan to E.R.S.S. Equity Retirement Savings Systems Corp. in the amount of $200,000. The amount is due on demand and bears interest at prime plus 1%.

Other loans aggregating $150,000 are due on demand and bear interest at rates from 0% to prime plus 3%.

4.  CAPITAL ASSETS

                                                                  Accumulated               Net Book Value
                                                     Cost         Depreciation            2000             1999
------------------------------------------------------------------------------------------------------------------
Computer software [Note 13] ...............    $1,791,406            475,250          1,316,156             61,095
Computer hardware .........................     1,232,035            200,975          1,031,060             24,743
Office equipment, furniture and fixtures ..       146,612             21,700            124,912            131,748
Leasehold improvements ....................        29,524              1,100             28,424                 --
Automotive ................................        20,400              3,100             17,300                 --
------------------------------------------------------------------------------------------------------------------
                                               $3,219,977            702,125          2,517,852            217,586
==================================================================================================================

Included in the June 30, 2000 amounts is computer hardware under capital leases, having a cost of $77,804 (1999 - nil) and accumulated amortization of $11,670 (1999 - nil).

No depreciation was taken during the six months ended June 30, 1999 as the assets were all acquired on that date.

WSi Interactive Corporation

Year ended June 30, 2000 and six months ended June 30, 1999

5.  INVESTMENTS
                                                                          2000
--------------------------------------------------------------------------------
Restaurant-Help.com, Inc. ..................................          $  364,725
Nerve Media Corporation ....................................             363,000
FlashCandy.com, Inc. .......................................             255,000
HollywoodBroadcasting.com, Inc. ............................             150,000
Digital Video Display Technology Corp. .....................             108,000
Ariel Wireless Technologies Inc. ...........................             100,000
Other ......................................................             166,549
--------------------------------------------------------------------------------
                                                                      $1,507,274
================================================================================

There were no investments as at June 30, 1999.

Restaurant-Help.com, Inc. - On November 26, 1999 the Company entered into a Letter of Intent to acquire a 25% (25,000 shares) interest in Restaurant-Help.com, Inc. ("Restaurant"). In consideration for its interest the Company provided services to build, manage and market the business of Restaurant-Help.com. The services had a fair value of US $250,000. Restaurant provides a resource web site for restaurants and employees in the restaurant business.

Nerve Media Corporation - On March 20, 2000 the Company paid US $250,000 for a 12% interest (6,818 shares) of Nerve Media Corporation ("Nerve"). Nerve designs multimedia marketing campaigns. Nerve is currently trying to raise new capital to continue operations. The realization of this investment is dependent on their success in this endeavour.

FlashCandy.com - On January 1, 2000 the Company entered into an agreement to acquire a 25% interest in FlashCandy.com, Inc. ("FlashCandy"). In consideration for its interest the Company provided web development services with a fair value of $255,000 to FlashCandy. FlashCandy.com is in the business of developing a greeting card web site.

HollywoodBroadcasting.com, Inc.- On June 30, 2000 the Company paid $150,000 for 166,667 shares, a nominal interest, of HollywoodBroadcasting.com, Inc. ("HBC"). HBC is in the business of creating, producing and distributing original entertainment for the web by streaming video. The Company has been providing web services to HBC.

Digital Video Display Technology Corp. - On January 20, 2000 the Company acquired 75,000 common shares, a nominal interest, of Digital Video Display Technology Corp. ("DVDT"). In consideration for its interest the Company provided Internet services with a fair value of $108,000. The shares are restricted from trading for one year from the date of issuance. DVDT shares trade on the OTC Bulletin Board in the United States. As of June 30, 2000 they had a value of $68,250

Ariel Wireless Technologies, Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. The investment complements the Company's interest in broadband, rich media and convergence technologies. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

WSi Interactive Corporation

Year ended June 30, 2000 and six months ended June 30, 1999

6.  DEFERRED DEVELOPMENT COSTS

Deferred costs, beginning of period ...............................     $     --
Add:    Labour costs ..............................................      627,338
        Domain name - Stocksecrets.com ............................      187,500
        Other costs ...............................................       93,533
--------------------------------------------------------------------------------
Deferred costs, end of period .....................................     $908,371
================================================================================

The Company has the following web businesses in development:

Stocksecrets.com ..................................................     $325,577
HealthCreator.com .................................................      188,431
Targetpacks.com ...................................................      161,086
Yourwinestore.com .................................................      152,341
Shellco.com .......................................................       61,529
Other .............................................................       19,407
--------------------------------------------------------------------------------
                                                                        $908,371
================================================================================

During the year ended June 30, 2000, there was no amortization charged to operations on deferred development costs.

7.  OBLIGATIONS UNDER CAPITAL LEASES

The Company has financed certain office equipment and computer hardware by entering into capital lease arrangements.

Future minimum lease payments of the capital leases for the fiscal years ending June 30 are as follows:

2001 .........................................................         $ 26,458
2002 .........................................................           26,458
2003 .........................................................           26,458
2004 .........................................................            7,362
-------------------------------------------------------------------------------
Total minimum capital lease payments .........................           86,736
Less imputed interest at rates averaging 12% .................          (18,158)
-------------------------------------------------------------------------------
Present value of capital lease payments ......................           68,578
Less current portion .........................................          (18,422)
-------------------------------------------------------------------------------
                                                                       $ 50,156
===============================================================================

WSi Interactive Corporation

Year ended June 30, 2000 and six months ended June 30, 1999

8.  SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                                        2000                                     1999
                                             -----------------------------          -----------------------------
                                               Number            Amount               Number            Amount
-----------------------------------------------------------------------------------------------------------------
Balance, beginning of period ............    31,203,447       $ 22,779,187          31,020,114       $ 22,717,187
Shares issued for cash:
    Special warrants ....................     5,250,000          1,996,930                  --                 --
    Finder's fee ........................            --                 --             150,000             57,000
    Warrants ............................     5,337,334          4,367,057              33,333              5,000
    Private placement ...................     3,031,000          1,800,130                  --                 --
    Stock options .......................     2,770,397          1,125,320                  --                 --
    Performance shares ..................     3,000,000             30,000                  --                 --
Shares issued for other consideration:

    Finder's fee ........................        50,000                 --                  --                 --
    Cash share issuance costs ...........            --            (18,976)                 --                 --
-----------------------------------------------------------------------------------------------------------------
Balance, end of period ..................    50,642,178       $ 32,079,648          31,203,447       $ 22,779,187
=================================================================================================================

Escrow Shares - There are 3,112,500 (1999: 112,500) shares held in escrow subject to release only with regulatory approval.

Warrants - The Company has stock purchase warrants outstanding as follows:

                          Outstanding                                          Outstanding
         Exercise          June 30,                                               June,
          Price              1999           Granted         Exercised             2000               Expiry date
-------------------------------------------------------------------------------------------------------------------
             $0.17          500,334                --        (500,334)                --              June 18, 2000
(a)    $1.00/$1.15               --         5,250,000      (3,912,000)         1,338,000         September 30, 2000
(b)    $0.40/$0.46               --         1,250,000        (925,000)           325,000          November 26, 2001
             $0.91               --         1,781,000              --          1,781,000               June 2, 2002
-------------------------------------------------------------------------------------------------------------------
                            500,334         8,281,000      (5,337,334)         3,444,000
===================================================================================================================

(a) On June 20, 2000, the terms of the warrants were amended commencing July 1, 2000 to extend the expiry date from June 30, 2000 to September 30, 2000 and to increase the exercise price from $1.00 to $1.15.

(b) The exercise price of the warrants prior to November 30, 2000 is $0.40. The exercise price after December 1, 2000 is $0.46.

WSi Interactive Corporation

Year ended June 30, 2000 and six months ended June 30, 1999

8.  SHARE CAPITAL (continued)

Stock Option Plan - On May 18, 1999 and by amendment dated June 25, 1999, the Company established a stock option plan for employees, directors and consultants, reserving a total of 7,200,000 shares. Under the plan, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant.

A summary of the change in the Company's stock options plan for the year ended June 30, 2000 is presented below.

                                                            Weighted Average
                                              Options        Exercise Price
----------------------------------------------------------------------------
Outstanding, beginning of year ........              --          $     --
  Granted .............................       7,265,000              0.46
  Exercised ...........................      (2,770,397)             0.41
  Cancelled or expired ................        (785,334)             0.63
----------------------------------------------------------------------------
Outstanding, end of year ..............       3,709,269          $   0.47
============================================================================

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2000:

  Options outstanding                                     Options exercisable
--------------------------                               ----------------------
                 Number                                                Weighted
Exercise       Outstanding                               Exercisable    Average
Price         At June 30,          Expiry                at June 30,   Exercise
Per Share         2000              Date                     2000        Price
-------------------------------------------------------------------------------
$0.50          1,738,735        July 12,2004            1,063,734
$0.35          1,175,000        July 30, 2004             450,000
$0.35            296,734        November 8, 2004          116,734
$0.52            315,400        December 21, 2004         114,500
$1.45             13,400        January 26, 2005            3,400
$1.10            170,000        June 8, 2005               33,333
-------------------------------------------------------------------------------
               3,709,269                                1,781,701       $0.47
===============================================================================

WSi Interactive Corporation

Year ended June 30, 2000 and six months ended June 30, 1999

9.  RELATED PARTY TRANSACTIONS

Accounts receivable includes amounts due from an officer and a director of the Company of $185,446, which was repaid after the year end (1999 - nil).

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a) Legal fees of $199,721 (1999 - $48,472) were paid to a director of the Company; b) Management fees of $162,465 were paid to an officer and director of the Company; c) Consulting fees of $45,000 were paid to a director of the Company; d) A business was acquired from a partnership, of which a partner was an officer of the Company, for consideration of $20,134; and e) An automobile was purchased from a director and officer of the company for $20,400.

10.  WRITE-OFF OF LICENSE COSTS

On March 10, 2000 the Company entered into 6 letters of intent with Global Communications, Inc. ("Global"). The letters of intent gave the Company the right to purchase the exclusive marketing rights of Global products and certain communication capabilities and information services for the licensed areas. In consideration for entering into the agreements the Company paid non-refundable fees aggregating US $150,000. Due to a dispute between Global and the Company, management has decided not to pursue the licensing agreement and the fees were written-off. The Company is evaluating its legal options in this matter.

11.  INCOME TAXES

The company has non-capital losses for income tax purposes which may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements. The tax losses expire as follows:

                   2001                                $291,000
                   2002                                $775,000
                   2003                                $493,000
                   2005                                $290,000
                   2006                                $160,000
                   2007                              $3,115,000

The Company also has $19,765,101 in capital losses which are available to be applied against future capital gains without time limit.

WSi Interactive Corporation

Year ended June 30, 2000 and six months ended June 30, 1999

12.  COMMITMENTS

The Company is committed to minimum annual lease payments under various operating leases for certain office premises and equipment rentals.

Minimum annual lease payments for the fiscal years ending June 30 are as follows:

2001                                                             $     635,136
2002                                                                   443,448
2003                                                                    56,776
2004                                                                     4,111
------------------------------------------------------------------------------
                                                                 $   1,139,471
==============================================================================
13.  NON-MONETARY EXCHANGES

During the year the Company acquired a restricted license to certain computer software source code and its underlying source code, for application in its marketing web services businesses. In exchange for the source code, the Company provided to the licensor certain of its custom data base information. The market value of the database and computer software source code was considered by the parties to be $1,458,900 and this amount is included in revenue and capital assets as the exchange amount of the transaction. In addition, the Company also provided various services in exchange for shares of certain companies in the amount of $769,725. This exchange is recorded at the fair market value of these services provided by the Company. Total non-monetary transactions amounted to $2,228,625 for the year ended June 30, 2000 (1999 - nil).

14.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, loans receivable, investments, accounts payable and accrued expenses and obligations under capital lease.

It is management's opinion that the Company is not exposed to significant interest, currency or credits risks on its financial instruments.

The fair values of cash and cash equivalents, accounts receivable, loans receivable and accounts payable and accrued expenses approximate their carrying amounts due to their relative short terms of maturity.

The fair value of investments in private companies is not readily determinable because these investments are not publicly traded. The fair value of investments in public companies is provided in Note 5.

The fair value of obligations under capital leases approximate their carrying value because the rates used reflect current rates charged for similar leases.

WSi Interactive Corporation

Year ended  June 30, 2000  and six months ended June 30, 1999

15.  SEGMENTED INFORMATION

The Company has identified three separate operating segments:

      Integrated marketing - This segment provides conventional and on line direct marketing services.

      Web services - This segment provides high-end web development and advanced hosting services.

      Investment and other - This segment includes business development services, hardware sales and corporate costs.

                                       Integrated            Web               Investment &
June 30, 2000                           Marketing         Services                Other             Consolidated
----------------------------------------------------------------------------------------------------------------
Revenue ..........................    $ 3,733,913         $ 1,823,954          $   449,508          $ 6,007,375
Amortization of capital assets ...        217,439             484,686                   --              702,125
Segment profit (loss) ............        843,294            (937,838)          (1,716,239)          (1,810,783)
Significant non-cash items .......      1,458,900             769,725                   --            2,228,625
Capital asset additions ..........        477,999           1,065,492                   --            1,543,491
Total assets .....................      4,681,211           2,670,465            1,808,524            9,160,200
================================================================================================================

Geographic segments - The Company derives a majority of its business and revenue from its segments in Canada.

16.  CONTINGENCIES

A claim has been filed against the Company and its directors for damages of an unspecified amount in the Supreme Court of British Columbia, Canada. The claim alleges that the Company and its directors did not meet certain contractual obligations with respect to a reorganization of the Company in June, 1999. Management is of the opinion that the claim is without merit and plans to defend the action.

Management has been notified of a possible claim to be filed against it by Tech-Web Graphics Ltd. ("Tech"). Tech alleges that services of $77,077 were not paid for Web design services. Management is of the opinion that the claim is without merit.

17.  SUBSEQUENT EVENTS

Stock options - Subsequent to the year-end 175,067 stock options were exercised for proceeds of $66,226, and 39,200 options were cancelled. On September 5, 2000 542,500 stock options were granted at a price of $0.70 per share.

On July 14, 2000, subject to shareholder and Canadian Venture Exchange approval, the Company established a second stock option plan for employees, directors and consultants. A total of 5,000,000 shares are to be reserved under the second stock option plan. The terms are the same as the 1999 plan, except that the second plan requires a four-month hold period from the date the options are granted. Canadian Venture Exchange approval was received on August 14, 2000.

Warrants - Subsequent to the year-end 250,000 warrants were exercised for an aggregate consideration of $100,000.

                                     FORM 61

                                QUARTERLY REPORT

Incorporated as part of:             |_|    Schedule A
                                     |X|    Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER                          WSI INTERACTIVE CORPORATION

ISSUER ADDRESS                          200 - 1200 WEST PENDER STREET,
                                        VANCOUVER, BRITISH COLUMBIA, V6E 2S9

ISSUER TELEPHONE NUMBER                 (604) 681-4911

CONTACT PERSON                          THEO SANIDAS

CONTACT'S POSITION                      PRESIDENT

CONTACT TELEPHONE NUMBER                (604) 681-4911

FOR QUARTER ENDED                       JUNE 30, 2000

DATE OF REPORT                          OCTOBER 10, 2000

                                   CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"THEO SANIDAS"                                           00/10/10
--------------------------------------------             --------
NAME OF DIRECTOR              SIGN (TYPED)               DATE SIGNED (YY/MM/DD)

"MIKE DONALD"                                            00/10/10
--------------------------------------------             --------
NAME OF DIRECTOR              SIGN (TYPED)               DATE SIGNED (YY/MM/DD)

Schedule B:  Supplementary Information

1.  TWELVE MONTHS TO JUNE 30, 2000


Breakdown of direct costs:

Labour ..................................................             $1,318,117
Lists ...................................................                159,612
Mailing .................................................                764,365
Printing ................................................                307,992
Distribution ............................................                 25,848
Computer Hardware .......................................                206,119
Media Placement .........................................                482,029
Website Hosting and e-mail ..............................                 90,509
Other ...................................................                 51,325
                                                                      ==========
TOTAL ...................................................             $3,405,916

Breakdown of General and Administrative Expenses:

Accounting and legal ....................................             $  450,361
Advertising and promotion ...............................                522,277
Automotive ..............................................                 28,785
Bad debts provision .....................................                 68,670
Bank charges and interest ...............................                  9,210
Brokerage fees/regulatory ...............................                 67,304
Computer maintenance ....................................                 36,039
Couriers and freight ....................................                 13,486
Donations ...............................................                 31,356
Education and training ..................................                 16,846
Equipment lease .........................................                 98,075
Insurance ...............................................                  3,267
Miscellaneous ...........................................                 49,367
Office ..................................................                200,924
Office rent .............................................                249,158
Salaries and consultants ................................              1,189,927
Telephone ...............................................                127,777
Travel and entertainment ................................                329,488
                                                                      ==========
TOTAL ...................................................             $3,492,317

Related party transactions:

      The aggregate amount of transactions made with parties not at arms-length was $447,720, as detailed in Note 9 to the annual financial statements.

2.  QUARTER ENDED JUNE 30, 2000

(a)      Securities issued during the quarter:

Common Shares
       Type of Issue           Number of Shares       Price        Total Proceeds          Type of             Commission
                                                                                        Consideration             Paid
Exercise Option                      477,000          $0.35            $166,950              cash                  $0
Exercise Option                      103,000          $0.50             $51,500              cash                  $0
Exercise of Warrants                 425,000          $0.40            $170,000              cash                  $0
Exercise of Warrants                 420,000          $1.00            $420,000              cash                  $0
Private Placement                  1,781,000          $0.73          $1,300,130              cash                  $0
                                   ---------                         ----------
Total                              3,206,000                         $2,108,580

Warrants:
       Type of Issue           Number of Shares     Exercise         Potential             Type of             Commission
                                                      Price           Proceeds          Consideration             Paid
Private Placement                  1,781,000          $0.91          $1,620,710              cash                  $0

(b)      Options granted during the quarter:

                               Number of Shares     Exercise          Expiry Date
                                                      Price
                                     170,000          $0.70            June 8, 2005

3.  AS AT JUNE 30, 2000

(a)    Share capital:
                  Authorized:  100,000,000 Common Shares without par value
                               20,000,000 Preferred Shares with $0.001 par value

                  Issued:      50,642,178 Common Shares without par value

(b)    Summary of options outstanding:

                    Number of Shares     Exercise          Expiry Date
                                           Price
                        1,738,735          $0.50           July 12, 2004
                        1,175,000          $0.35           July 30, 2004
                          296,734          $0.35        November 8, 2004
                          315,400          $0.52       December 21, 2004
                           13,400          $1.45        January 26, 2005
                          170,000          $0.70            June 8, 2005
                        ---------
                        3,709,269
                        =========

(b)    Summary of warrants outstanding:

                      Number of         Exercise         Expiry Date
                     Warrants and         Price
                        Shares
                    (1)1,338,000          $1.15        September 30, 2000
                         325,000          $0.40         November 26, 2000
                                        or $0.46        November 26, 2001
                       1,781,000          $0.91              June 2, 2002
                       ---------
                       3,444,000
                       =========

         (1) On June 20, 2000, CDNX approved an amendment to the terms of these warrants to extend the expiry date from June 30, 2000 to September 30, 2000 and increase the exercise price from $1.00 to $1.15.

(c)    Escrow shares:  3,112,500 subject to release only by regulatory approval.

(d)    List of directors:
                  Theo Sanidas
                  Mike Donald
                  Marcus New

SCHEDULE C:

WSi generates revenue by marketing and selling products and services based on its core competencies of integrated marketing, web and business development services and its investments in content and infrastructure Internet related businesses.

The first year under the new company structure has been extremely active; WSi has achieved rapid growth and gained a wealth of valuable experience. By identifying and investing in strategically complementary businesses, WSi has levered its core strengths to build a network of businesses that are either wholly owned subsidiaries or held in partnership.

WSi has been streamlining the organization to improve communication, increase efficiency and reduce expenses. Currently WSi has a workforce of sixty-three people committed to the company's success.

Significant investment has been made in building a technology data centre. The data centre delivers state-of-the-art reliability, ironclad security, and scalable capacity to meet the escalating demands of e-business activities. The facility will be used specifically for Web technologies, Web hosting applications, data warehousing and the latest in streaming video technologies. This data centre/ISP is capable of handling 750 million hits per day and 9,000 simultaneous on-demand video streams. Due to the immense, scalable capabilities of the data centre, WSi is actively seeking partners to fully utilize this resource.

WSi's objective for fiscal 2000-2001 is to increase revenues by focusing the company's efforts on core business sales with its increased sales force. Reducing general and administrative costs will also be a priority for the year. WSi is aggressively seeking opportunities to acquire undervalued competitors that will complement and enhance its core divisions.

During the quarter, WSi raised $1.3 million in the form of a non-brokered private placement.

In April, 2000 WSi announced that it had formed an alliance with IBM Canada Ltd. Under this arrangement, IBM will submit business plans to WSI's incubation program and will provide hardware, software and services to selected start up projects. WSi will be given access to IBM's Industry Solutions Lab, be registered in IBM's Service Provider Business Partner Program, and become an official IBM reseller.

During the quarter, WSi signed an agreement to launch an Internet business through a strategic alliance with RG Diamonds Inc., of Chicago, Illinois. This e-commerce based business is designed to become the leading online supplier of replacement diamonds and jewelry in both the business and consumer marketplace. The parties are currently in the early stage of development of a website under the name "diamondreplacement.com".

In April, 2000 WSi started a new division, DNSMedia, Inc., a full-services media streaming solutions company which will service the broadcast markets in the United States and Canada.

WSi holds a 40% interest in AlphaStream Wireless Inc. (formerly called Ariel Wireless Technologies Inc.), During the quarter, Petra Resource Corp., a CDNX listed company, announced an agreement to acquire all of the issued shares of AlphaStream in exchange for 6,000,000 shares of Petra. Upon completion of the acquisition, WSi will be issued 2,400,000 shares of Petra and Theo Sanidas, President of WSi will become a director of Petra.

In March, 2000 WSi announced a letter of intent for the acquisition of exclusive rights to a broadband telecommunications system from Global Communications Inc. The Board of Directors has decided not to proceed with this transaction. WSi is currently looking for other opportunities in the broadband and wireless sectors.

WSi formed a business alliance with eReservation Systems Inc. whereby WSi will facilitate eReservation going public through its acquisition by Techgroup Ventures Inc., a CDNX capital pool company. WSi will be issued 642,000 shares as a finder's fee. The business of eReservation is the development of a website to provide commercial services to the travel and leisure industry focusing on electronic transaction fee processing and on-line reservation services for golf courses and resorts throughout the world.

The following events occurred subsequent to the quarter end:

1. WSi announced the acquisition of a 50.1% interest in iaNett.com Internet Technologies Ltd., a developer of Internet searching solutions. On August 11, 2000, iaNett announced a strategic alliance with ClickHouse.com Online Inc., a leader among online banner advertising network companies. IaNett announced the launch of its newly developed Theme Based Search Engine on September 7, 2000.

2. WSi entered into an investor relations services agreement with CEOcast, Inc. of New York to provide investor relations services in the US. Compensation is US $5,000 per month.

3. Marcus New, founder, Chairman and CEO of Stockgroup.com was appointed as a director of the Company. Randy Buchamer and James L. Harris resigned as directors. Mr. Harris will continue in his role as the corporate secretary. Mr. Buchamer has increased his involvement in the Company's operations and is currently engaged on a full time basis.

4. WSi secured a listing on the Third Segment "Freiverkehr" of the Frankfurt Stock Exchange trading under the symbol "WSJ". The German Securities Identification number, or WKN, is 929348.


5. Formed a new website, Shellco.com for WSi's Internet business development unit.

6. Announced new stock option plan (2000 Plan) on July 14, 2000 pursuant to which options to purchase up to 5,000,000 shares of the Company may be granted. The 2000 Plan has now received CDNX approval, subject to disinterested shareholder approval at the Company's Annual General and Special Meeting scheduled for November 20, 2000.

7. In August, 2000, WSi filed a statement of claim in the Supreme Court of British Columbia to recover a loan of $200,000 made to ERSS Equity Retirement Savings System Corp. by a subsidiary of WSi and consequential damages. The action is being defended and is presently pending.

8. WSi and IBM hosted an Internet Incubation Seminar in Vancouver on September 19, 2000.

9. On September 29, 2000, the Company announced the completion of a world-class technology data centre. The data centre delivers state-of-the-art reliability, ironclad security, and scalable capacity to meet the escalating demands of e-business activities. This facility will be used specifically for Web technologies, Web hosting applications, data warehousing and the latest in streaming video technologies. The data centre is strategically located at Harbour Centre, the central Internet hub for Vancouver.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  October 18, 2000

                                   WSi INTERACTIVE CORPORATION
                                        (Registrant)

                                   By:/s/ THEO SANIDAS
                                   Name:   Theo Sanidas
                                   Title:  President